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                                                                       EXHIBIT 5

                             ML IBK POSITIONS, INC.
                            4 World Financial Center
                            New York, New York 10080


                                COMMITMENT LETTER


                                                         March 5, 2004


Blackstone Real Estate Partners IV L.P.
345 Park Avenue
New York, New York 10154
Attention:  Jonathan D. Gray, Senior Managing Director

Blackstone Capital Partners IV L.P.
345 Park Avenue
New York, New York 10154
Attention: Michael S. Chae

Gentlemen:

         ML IBK Positions, Inc. (the "Equity Coinvestor") understands that certain affiliates of Blackstone Real Estate Partners IV L.P. and Blackstone Capital Partners IV (collectively, "Blackstone") have formed a new Delaware limited liability company under the name BHAC IV, L.L.C. (the "Coinvest Company"). The Equity Coinvestor understands that Coinvest Company has caused its direct wholly-owned subsidiary, BHAC Capital IV, L.L.C., a Delaware limited liability company ("Parent") and Parent's direct wholly-owned subsidiary BHAC Acquisition IV, Inc., a Delaware corporation ("Merger Sub") to enter into that certain Agreement and Plan of Mergers dated as of the date hereof (the "Merger Agreement") among Parent, Merger Sub and Extended Stay America, Inc., a Delaware corporation ("Target Company") pursuant to which Parent will acquire 100% of the shares in Target Company (the "Investment"). Up to $2,662,000,000 of the acquisition cost of the Investment will be financed by Bear Stearns Commercial Mortgage, Inc. and Bank of America N.A. (collectively, "Lender") as contemplated by that certain commitment letter dated as of the date hereof between certain affiliates of Blackstone and Lender ("Debt Commitment"; together with the Merger Agreement, the "Transaction Agreements"). True and correct copies of the Transaction Agreements have been delivered to the Equity Coinvestor.

         We are pleased to confirm our binding commitment to contribute $72.5 million to Coinvest Company (the "Subscription") in exchange for common membership interests of the Coinvest Company, subject only to the consummation of the Investment and the terms of this letter. Blackstone and the Equity Coinvestor will use their reasonable best efforts to, no later than 30 days from the date of this commitment letter, enter into with


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Blackstone a definitive limited liability company agreement (the "Operating
Agreement") in substantially the same form as the First Amended and Restated Limited Liability Company Agreement of Blackstone Hospitality Acquisitions III L.L.C. ("Homestead") dated as of November 20, 2001 (the "Homestead Agreement"), except those changes necessary to reflect the terms of this letter and the Investment as set forth on Exhibit A; provided, that the Equity Coinvestor may designate one of its affiliates to enter into the Operating Agreement and acquire the applicable interest in the Coinvest Company; provided, further, that such designation shall not release the Equity Coinvestor of its obligations under this letter and Equity Coinvestor guarantees such designee's obligations to fund its initial capital contributions to the Coinvest Company. Without the prior consent of the Equity Coinvestor, neither the Coinvest Company nor any of its subsidiaries shall prior to the date the Operating Agreement is executed enter into any transactions with affiliates of Blackstone, unless such transactions are entered into at market terms that are at least favorable to the Coinvest Company or such subsidiary as would have obtained by negotiating at arm's length and entering into such transactions with an unaffiliated third party.

         The funding of our Subscription to the Coinvest Company will occur on the closing of the Investment. In addition to the foregoing, the Equity Coinvestor agrees to promptly reimburse Blackstone for its pro rata share (which is 10.14% based on the estimated total initial capital contributions of $715 million by the members of the Coinvest Company) of any amount paid under the Guarantee (as defined in the Merger Agreement), except to the extent such amount is payable as a result of a default by Parent or Merger Sub which has been willfully caused by Blackstone. Blackstone shall promptly pay, or cause to be paid, to the Equity Coinvestor its pro rata share (which is 10.14% based on the estimated total initial capital contributions of $715 million by the members of the Coinvest Company) of the difference between (x) any Termination Fee (as defined in the Merger Agreement) actually received by Parent or Merger Sub and
(y) all out-of-pocket expenses incurred by the Coinvest Company or its affiliates in pursuing the Investment (including any fees and expenses payable under the Debt Commitment) which have not been reimbursed. In addition, Equity Coinvestor shall not be required to effect the Subscription, and may terminate its obligations under this letter by written notice to Blackstone, if Blackstone shall agree to any amendment to the Transaction Agreements or a waiver under the Merger Agreement which is material and adverse to the Coinvest Company or the Equity Coinvestor without the Equity Coinvestor's prior written consent.

         Blackstone and the Equity Coinvestor each hereby represent that to their respective knowledge after due inquiry neither they nor any of their respective affiliates (other than affiliates acting in a fiduciary capacity for third parties and except as it relates to ownership by the Equity Coinvestor and its affiliates of less than 1% of the aggregate common shares of the Target Company acquired by the Equity Coinvestor or such affiliates in the ordinary course of trading on the public markets) currently beneficially own any common shares in the Target Company.

         To our full satisfaction, we have been furnished any materials we have requested relating to the Target, the Investment and the Subscription. We acknowledge that Blackstone is not making any representation or warranty with respect to any materials furnished to us relating to such matters. We have consulted to the extent we deemed


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appropriate with our own advisers as to the financial, tax, legal and related matters concerning our participation in the Investment and the Subscription. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of participation in the Investment and the Subscription and we are able to bear the risks of such actions.

         This letter is intended to be a legally binding obligation of the parties hereto. This letter may not be amended or modified except by an instrument in writing signed by each of the parties hereto. The rights and obligations of each of the parties under this letter shall not be assignable without the prior written consent of the other party, and any attempted assignment without such consent shall be void. The letter sets forth the entire understanding with respect to the subject matter hereof and supersedes any prior or contemporaneous understandings with respect thereto, written or oral, provided, that the letter agreement dated February 13, 2004 between Merrill Lynch Mortgage Capital Inc. and an affiliate of Blackstone shall remain in effect in accordance with its provisions. This letter shall be governed by, and construed in accordance with, the laws of the State of New York. We acknowledge that Blackstone is relying upon our commitment made under this letter in making the Investment.

         No party hereto shall, without the prior approval of the other parties hereto, make any press release or other announcement concerning the existence of the terms of the Subscription contemplated by this letter, except as and to the extent necessary to comply with applicable federal or state laws, including, but not limited to, securities laws and required filings with any federal or state governmental or regulatory agency, provided that in such case, the other parties shall be advised and the parties shall use their reasonable commercial efforts to cause a mutually agreeable press release or announcement to be issued.

         We are making this commitment solely for the benefit of Blackstone and their affiliates and nothing in this commitment letter is intended to confer upon any other person any rights or remedies.

         This commitment for the Subscription will expire on the earlier of the termination of the Merger Agreement or September 5, 2004 unless (i) earlier terminated by the Equity Coinvestor as provided above, (ii) the Investment has been consummated on or prior to such date or (iii) it is extended by the Equity Coinvestor in writing in its sole discretion. In addition, the Equity Coinvestor's commitment for the Subscription under this letter shall terminate immediately following the execution by all of the parties of the Operating Agreement and shall be superseded by the terms thereof.



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                                            Very truly yours,

                                            ML IBK POSITIONS, INC.

                                                 /s/ Michael Nash
                                                 --------------------
                                                 Name:  Michael Nash
                                                 Title: Vice President






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Accepted and agreed to as of the date first above written

BLACKSTONE REAL ESTATE PARTNERS IV L.P., on behalf of itself and its affiliates

By:      Blackstone Real Estate Associates IV L.P., its general partner

         By: Blackstone Real Estate Management Associates IV L.P., its general partner

                  By:      BREA IV L.L.C., its general partner

                                /s/ Jonathan D. Gray
                                -----------------------
                                Name:  Jonathan D. Gray
                                Title: Senior Managing Director and
                                       Vice President


BLACKSTONE CAPITAL PARTNERS IV L.P., on behalf of itself and its affiliates

By:      Blackstone Management Associates IV L.L.C., its general partner

                /s/ Robert L. Friedman
                ------------------------
                Name:  Robert L. Friedman
                Title: Member